Exhibit 99.1

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Concerning Forward-Looking Statements," you should carefully consider the following risks. In addition, you should read and consider the risks associated with each of WPG's and Glimcher's businesses, because these risks will also affect the combined company, and the risks relating to the ownership of WPG securities. Risks associated with Glimcher's business can be found in Glimcher's reports and statements filed with the SEC and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information; Incorporation by Reference."

Risk Factors Relating to the Merger

The exchange ratio in the merger is fixed and will not be adjusted in the event of any change in the trading price of either WPG's common shares or Glimcher's common shares and, as a result, the market value of the stock portion of the merger consideration cannot be known in advance.

        Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each outstanding Glimcher common share (other than certain Glimcher common shares as set forth in the merger agreement) will be converted into the right to receive (i) $10.40 in cash, without interest, and (ii) 0.1989 of a WPG common share. The exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market prices of WPG common shares or Glimcher common shares. Changes in the market price of WPG common shares prior to the merger will affect the market value of the portion of the merger consideration consisting of WPG common shares received by holders of Glimcher common shares upon completion of the merger. Changes in the market price of WPG common shares may result from a variety of factors (many of which are beyond the control of WPG or Glimcher), including:

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  market reaction to the announcement of the merger and the prospects of the combined company;

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  changes in the companies' respective businesses, operations, assets, liabilities, financial positions and prospects;

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  changes in market assessments of the companies' respective businesses, operations, assets, liabilities, financial positions and prospects;

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  market assessments of the likelihood that the merger will be completed;

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  interest rates, general market and economic conditions and other factors such as federal, state and local legislation, governmental regulation and legal developments generally affecting the industries in which WPG and Glimcher operate; and

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  other factors beyond the control of either WPG or Glimcher, including those described or referred to elsewhere in this "Risk Factors" section.

        The market price of WPG common shares received by holders of Glimcher common shares upon completion of the merger may vary from the market price of WPG common shares on the date the merger agreement was executed, and on any later date, including on the date of this proxy statement/prospectus and on the date of the Glimcher special meeting. As a result, the market value of the portion of the merger consideration consisting of WPG common shares will also vary. For example, based on the closing prices of WPG common shares during the period from September 15, 2014, the last trading day before public announcement of the merger, through October 24, 2014, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio of 0.1989 of a WPG common share represented a market value for Glimcher common shares ranging from a low of $13.56 to a high of $14.11 per share. The actual market value of the stock consideration received by holders of Glimcher common shares upon completion of the merger may be outside this range.

        Because the merger will be completed after the date of the Glimcher special meeting, at the time of the special meeting, Glimcher shareholders will not know the market value of the WPG common shares that they will receive upon completion of the merger.

There can be no assurance that WPG will be able to secure the funds necessary to pay the cash portion of the merger consideration on acceptable terms, in a timely manner, or at all.

        The obligations of WPG under the merger agreement to consummate the merger is not conditioned on WPG obtaining any financing for the merger or the completion of the sale of the Jersey Gardens property and University Park Village property to Simon LP. In connection with the merger, WPG has obtained commitments for up to $1.25 billion under a senior unsecured bridge loan facility to finance a portion of the merger consideration. WPG is exploring replacing a portion of the bridge financing by issuing equity or entering into other financing arrangements. However, WPG has not yet entered into a definitive agreement for the debt financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that WPG will be able to secure the debt financing on acceptable terms, in a timely manner, or at all. In addition, WPG has entered into the purchase agreement with Simon LP under which Simon LP is to purchase the equity interests in the owners of the Jersey Gardens property and University Park Village property for $1.09 billion (subject to certain adjustments and apportionments as described in the purchase agreement) in connection with the closing of the merger. Although the only conditions to Simon LP's purchase of such properties are the substantially simultaneous occurrence of the completion of the merger and the delivery by Glimcher of certain closing documents, there can be no assurances that Simon LP will purchase such properties. If WPG is unable to secure the necessary debt financing or if Simon LP does not purchase the properties under the purchase agreement, WPG will nonetheless be required to close the merger under the terms of the merger agreement. However, any such failure could delay or prevent the completion of the merger. See "The Merger Agreement—Financing."

There may be unexpected delays in the consummation of the merger, which could negatively affect WPG's ability to timely achieve the benefits associated with the merger.

        The merger is currently expected to close during the first quarter of 2015, assuming that all of the conditions in the merger agreement are satisfied or waived. The merger agreement provides that either WPG or Glimcher may terminate the merger agreement if the merger has not occurred by April 16, 2015. Certain events may delay the consummation of the merger. Some of the events that could delay the consummation of the merger are outside the control of either party. WPG or Glimcher may incur significant additional costs in connection with such delay or termination of the merger agreement. WPG and Glimcher can neither assure you that the conditions to the completion of the merger will be satisfied or waived or that any adverse effect, event, development or change will not occur, and they cannot provide any assurances as to whether or when the merger will be completed.

Failure to complete the merger in a timely manner or at all could negatively affect the share prices and future businesses and financial results of WPG and Glimcher.

        Delays in consummating the merger or the failure to consummate the merger at all could negatively affect WPG's and Glimcher's future businesses and financial results, and, in that event, the market price of each party's common shares may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the merger is not consummated for any reason, WPG's and Glimcher's ongoing businesses could be adversely affected, and each of WPG and Glimcher will be subject to several risks, including the following:

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  the payment by WPG and Glimcher of certain costs, including costs relating to the merger, such as legal, accounting, financial advisory, filing, printing and mailing fees; and

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  the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger.

        If the merger is not consummated, WPG and Glimcher will not achieve the expected benefits thereof and will be subject to the risks described above, any of which could materially affect WPG's and Glimcher's respective businesses, financial results and share prices.

The pendency of the merger could adversely affect the business and operations of WPG and Glimcher.

        In connection with the pending merger, some current or prospective tenants, lenders, joint venture partners or vendors of WPG or Glimcher may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of WPG and Glimcher, regardless of whether the merger is completed. In addition, under the merger agreement, both WPG and Glimcher are subject to certain restrictions on the conduct of their respective businesses prior to completing the merger. See "The Merger Agreement—Covenants and Agreements." These restrictions may prevent the parties from pursuing certain strategic transactions, undertaking certain significant capital projects, undertaking certain significant financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Additionally, the pendency of the merger may make it more difficult for WPG and Glimcher to effectively recruit, retain and incentivize key personnel.

The trustees and executive officers of Glimcher have interests in the merger that are different from, or in addition to, those of other Glimcher shareholders.

        Certain of Glimcher's trustees and executive officers have interests in the merger that are different from, or in addition to, those of the Glimcher shareholders generally. These interests, among other things, may influence the trustees and executive officers of Glimcher to view the merger more favorably than you may view it and to support or approve the merger. The Glimcher Board was aware of, and considered these interests in approving the merger agreement. See "The Merger—Interests of Glimcher's Trustees and Executive Officers in the Merger."

The merger is subject to approval by the holders of Glimcher common shares.

        Consummation of the merger requires the affirmative vote of at least two-thirds of the outstanding Glimcher common shares entitled to vote on the merger. If the required vote is not obtained at the special meeting (including any adjournment or postponement thereof) at which the merger has been voted upon, either WPG or Glimcher may terminate the merger agreement.

        If the merger agreement is terminated by either party as a result of not having obtained the approval of the holders of Glimcher common shares, and after the date of the merger agreement but prior to the date of the Glimcher special meeting, an acquisition proposal has been made by a third party to Glimcher or publicly announced (and not withdrawn), Glimcher may be required to pay a termination fee of $47.61 million to WPG or reimburse up to $8.5 million of WPG's actual, out-of-pocket expenses in connection with the merger, up to an aggregate amount of $8.5 million. See "The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses."

The merger agreement contains provisions that could discourage a potential competing acquiror of Glimcher or could result in any competing proposal being at a lower price than it might otherwise be.

        The merger agreement contains provisions that, subject to certain exceptions, restrict Glimcher's ability to solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion or offer that constitutes or could reasonably be expected to lead to a third-party proposal to acquire 15% or more of Glimcher's consolidated assets or voting power. In addition, under certain circumstances WPG has an opportunity to negotiate with Glimcher to adjust the terms and conditions of the merger agreement in response to competing acquisition proposals from third parties before the Glimcher Board may withdraw or qualify its recommendation or terminate the merger agreement to enter into an acquisition agreement with respect to a competing proposal. Upon termination of the merger agreement in certain circumstances, Glimcher may be required to pay a termination fee of $47.61 million to WPG or reimburse up to $8.5 million of WPG's actual out-of-pocket expenses (provided that the amount of expenses paid by Glimcher to WPG will be credited against the termination fee if such termination fee subsequently becomes payable). See "The Merger Agreement—Non-Solicitation Obligations of Glimcher" and "The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses."

        These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or part of Glimcher from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added cost of the expense reimbursement or termination fee that may become payable in certain circumstances.

The ownership percentages of WPG and Glimcher shareholders will be diluted by the merger.

        The merger will dilute the ownership percentages of the current WPG shareholders and will result in Glimcher shareholders having an ownership stake in WPG that is smaller than their current stake in Glimcher. Consequently, WPG shareholders and Glimcher shareholders, as a general matter, will have less influence over the management and policies of WPG after the merger than each group exercises over the management and policies of WPG and Glimcher, as applicable, immediately prior to the merger.

The WPG preferred shares do not currently have an established public trading market.

        Although it is anticipated that following the merger the WPG preferred shares will be listed on the NYSE, no established public trading market currently exists for the WPG preferred shares and, though it is expected that one will develop, there can be no assurances that a liquid public trading market will develop. See "The Merger—Listing of WPG Common and Preferred Shares" for more information. The WPG preferred shares issued in connection with the merger may be highly illiquid and difficult to trade. In addition, in connection with the merger, WPG plans to redeem all of the outstanding WPG Series G preferred shares and anticipates sending a redemption notice to holders of the WPG Series G preferred shares on or shortly after the date of the closing of the merger.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

        Shareholders of Glimcher may file lawsuits challenging the merger or the other transactions contemplated by the merger agreement, which may name Glimcher, WPG, the Glimcher Board and/or the WPG Board as defendants. To date, two putative class action lawsuits challenging the proposed transactions have been filed in Maryland state courts. The first action was filed on October 2, 2014 and is captioned Zucker v. Glimcher Realty Trust et al., 24-C-14-005675 (Circ. Ct. Baltimore City), and the second action was filed on October 23, 2014 and is captioned Motsch v. Glimcher Realty Trust et al., 24-C-14-006011 (Circ. Ct. Baltimore City). See "Litigation Related to the Merger."

        WPG and Glimcher cannot assure you as to the outcome of such lawsuits, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may delay the completion of the merger in the expected timeframe, or may prevent it from being completed altogether. Whether or not any plaintiff's claim is successful, this type of litigation often results in significant costs and diverts management's attention and resources, which could adversely affect the operation of WPG's and Glimcher's businesses.

Counterparties to certain significant agreements with Glimcher may have consent rights in connection with the merger.

        Glimcher is party to certain agreements that give the counterparties to such agreements certain rights, including consent rights, in connection with "change in control" transactions or otherwise. Under certain of these agreements, the merger may constitute a "change in control" or otherwise give rise to consent rights and, therefore, the counterparties may assert their rights in connection with the merger, including in the case of indebtedness, acceleration of amounts due. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements, and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under other agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

Risk Factors Relating to the Combined Company Following the Merger

WPG expects to incur substantial expenses related to the merger.

        WPG expects to incur substantial expenses in connection with consummating the merger and integrating the businesses, operations, networks, systems, technologies, policies and procedures of Glimcher and WPG following the consummation of the merger. While WPG expects to incur a certain level of transaction and integration expenses, factors beyond WPG's control could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the merger and integration expenses associated with the merger could, particularly in the near term, exceed the savings that WPG expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger. There can be no assurances that the expected benefits, synergies and efficiencies related to the integration of the businesses will be realized in the time expected, or at all, to offset these transaction and integration expenses.

In connection with the merger, WPG will incur significant additional indebtedness and may also assume certain of Glimcher's outstanding indebtedness, which could adversely affect WPG, including decreasing WPG's business flexibility, and will increase its interest expense.

        The consolidated indebtedness of WPG as of June 30, 2014 was approximately $2.3 billion. WPG's pro forma indebtedness as of June 30, 2014, after giving effect to the merger and other transactions contemplated by the merger agreement and the anticipated incurrence and extinguishment of indebtedness in connection therewith, will be approximately $4.8 billion. WPG will have substantially increased indebtedness following completion of the merger in comparison to that of WPG on a recent historical basis, which could have the effect, among other things, of reducing WPG's flexibility to respond to changing business and economic conditions and increasing WPG's interest expense. WPG will also incur various costs and expenses associated with the financing. The amount of cash required to pay interest on WPG's increased indebtedness levels following completion of the merger and thus the demands on WPG's cash resources will be greater than the amount of cash flows required to service the indebtedness of WPG prior to the merger. The increased levels of indebtedness following completion of the merger could also reduce access to capital and increase borrowing costs generally or for any additional indebtedness, and reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for WPG relative to other companies with lower debt levels. If WPG does not achieve the expected benefits and cost savings from the merger, or if the financial performance of the combined company does not meet current expectations, then WPG's ability to service its indebtedness may be adversely impacted.

        Certain of the indebtedness that may be incurred in connection with the merger could bear interest at variable interest rates. If interest rates increase, such variable rate debt would create higher debt service requirements, which could adversely affect WPG's cash flows.

        In addition, WPG's credit ratings impact the cost and availability of future borrowings and, accordingly, WPG's cost of capital. WPG's ratings reflect each rating organization's opinion of WPG's financial strength, operating performance and ability to meet WPG's debt obligations. In connection with the debt financing, it is anticipated that WPG will seek ratings of its indebtedness from S&P and Moody's. There can be no assurance that WPG will achieve a particular rating or maintain a particular rating in the future, and WPG has been informed by S&P and Moody's that it may be placed on negative watch upon completion of the financings and the merger.

        Moreover, WPG may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements. WPG's ability to arrange additional financing will depend on, among other factors, WPG's financial position and performance, as well as prevailing market conditions and other factors beyond WPG's control. WPG cannot assure you that it will be able to obtain additional financing on terms acceptable to WPG or at all.

The agreements that will govern the indebtedness to be incurred or assumed in connection with the merger are expected to contain various covenants that impose restrictions on WPG and certain of its subsidiaries that may affect their ability to operate their businesses.

        The agreements that will govern the indebtedness to be incurred or assumed in connection with the merger are expected to contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of WPG and certain of its subsidiaries to, among other things, have liens on their property, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, and/or merge or consolidate with any other person or sell or convey certain of its assets to any one person. In addition, some of the agreements that govern the debt financing are expected to contain financial covenants that will require WPG to maintain certain financial ratios. The ability of WPG and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate WPG's repayment obligations.

The future results of WPG will suffer if WPG does not effectively integrate the businesses of WPG and Glimcher following the merger.

        Following the merger, WPG may be unable to integrate successfully the businesses of Glimcher and WPG and realize the anticipated benefits of the merger or do so within the anticipated timeframe. The merger involves the combination of two companies that currently operate as independent public companies. Even though the companies are operationally similar, WPG will be required to devote significant management attention and resources to integrating Glimcher's business practices and operations with its own. In addition, Simon currently provides property management and other services to WPG pursuant to agreements entered into in connection with WPG's separation from Simon in May 2014. These agreements may prevent or delay WPG from fully integrating the businesses of Glimcher and WPG or may result in WPG incurring costs to terminate such arrangements in excess of what is anticipated. The integration process could distract management, disrupt WPG's ongoing business or result in inconsistencies in WPG's operations, services, standards, controls, procedures and policies, any of which could adversely affect WPG's ability to maintain relationships with its tenants, lenders, joint venture partners, vendors and employees or to achieve all or any of the anticipated benefits of the merger.

The market price of WPG common shares may decline as a result of the merger.

        The market price of WPG common shares may decline as a result of the merger if WPG does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the merger on WPG's financial results is not consistent with the expectations of financial or industry analysts. In addition, if the merger is consummated, holders of WPG common shares will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current holders of WPG common shares may not wish to continue to invest in WPG if the merger is consummated or for other reasons may wish to dispose of some or all of their WPG common shares. If, following the consummation of the merger, there is selling pressure on WPG common shares that exceeds demand at the market price, the price of WPG common shares could decline.

Following the merger, WPG may be unable to effectively attract, retain or motivate key employees.

        The success of WPG after the merger will depend in part upon its ability to attract, retain and motivate key employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with WPG following the merger. Accordingly, there can be no assurance that WPG will be able to attract, retain or motivate key employees following the merger to the same extent as in the past.

After the merger is completed, Glimcher shareholders will become shareholders of an Indiana corporation and have their rights as shareholders governed by WPG's organizational documents and Indiana law.

        After the closing of the merger, holders of Glimcher common shares will receive WPG common shares and holders of Glimcher preferred shares will receive WPG preferred shares, in each case which will be governed by WPG's organizational documents and the Indiana Business Corporation Law. For a detailed discussion of the differences between rights as a shareholder of WPG and rights as a shareholder of Glimcher, see "Comparison of Rights of WPG Shareholders and Glimcher Shareholders."

WPG cannot assure you that it will be able to continue paying distributions at the current rate.

        Since its separation from Simon in May 2014, WPG has had a policy to pay a quarterly cash dividend at an annualized rate of $1.00 per WPG common share and intends to pay the same dividend going forward. However, holders of WPG common shares may not receive the same quarterly dividends following the merger for various reasons, including the following:

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  as a result of the merger and the issuance of WPG common shares in connection with the merger, the total amount of cash required for WPG to pay dividends at its current rate will increase;

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  WPG may not have enough cash to pay such distributions due to changes in WPG's cash requirements, indebtedness, capital spending plans, cash flows or financial position;

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  decisions on whether, when and in what amounts to make any future distributions will remain at all times entirely at the discretion of the WPG Board, which reserves the right to change WPG's dividend practices at any time and for any reason;

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  WPG may desire to retain cash to maintain or improve its credit ratings;

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  the ability of WPG's subsidiaries to make distributions to WPG may be subject to restrictions imposed by law, regulation or the terms of any current or future indebtedness that these subsidiaries may incur; and

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  the interest costs associated with the financing agreements into which WPG will enter into in connection with the merger.

        WPG's shareholders have no contractual or other legal right to distributions that have not been declared.

Risk Factors Relating to WPG's Business and Operations

WPG may not be able to renew leases or relet space at existing properties, or lease newly developed properties.

        When leases for WPG's existing properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. Also, WPG may not be able to lease new properties to an appropriate mix of tenants or for rents that are consistent with WPG's projections. To the extent that WPG's leasing plans are not achieved, WPG's business, results of operations and financial condition could be materially adversely affected.

WPG's lease agreements with WPG's tenants typically provide a fixed rate for certain cost reimbursement charges; if WPG's operating expenses increase or WPG is otherwise unable to collect sufficient cost reimbursement payments from WPG's tenants, WPG's business, results of operations and financial condition may be materially adversely affected.

        Energy costs, repairs, maintenance and capital improvements to common areas of WPG's properties, janitorial services, administrative, property and liability insurance costs, and security costs are typically allocable to WPG's properties' tenants. WPG's lease agreements typically provide that the tenant is liable for a portion of such common area maintenance changes, which we refer to as CAM, and other operating expenses. The majority of WPG's current leases require an equal periodic tenant reimbursement amount for WPG's cost recoveries, which serves to fix WPG's tenants' CAM contributions to WPG. In these cases, a tenant will pay a single specified rent amount, or a set expense reimbursement amount, subject to annual increases, regardless of the actual amount of operating expenses. As a result, tenant payments remain the same regardless of whether operating expenses increase or decrease, causing WPG to be responsible for any excess amounts. In the event that WPG's operating expenses increase, CAM and tenant reimbursements that WPG receives may not allow it to recover a substantial portion of these operating costs.

        In addition, the computation of cost reimbursements from tenants for CAM, insurance and real estate taxes is complex and involves numerous judgments, including interpretation of lease terms and other tenant lease provisions. Unforeseen or underestimated expenses may cause WPG to collect less than WPG's actual expenses. The amounts WPG calculates and bills may also be disputed by tenants or become the subject of a tenant audit or even litigation.

        In the event that WPG's properties are not fully occupied, WPG may be required to pay the portion of the CAM expenses allocable to the vacant space(s) that would otherwise typically be paid by the residing tenant(s).

Some of WPG's properties depend on anchor stores or major tenants to attract shoppers and could be materially adversely affected by the loss of, or a store closure by, one or more of these anchor stores or major tenants.

        WPG's shopping centers are typically anchored by department stores and other large nationally recognized tenants. The value of some of WPG's properties could be materially adversely affected if these department stores or major tenants fail to comply with their contractual obligations, seek concessions in order to continue operations, or cease their operations.

        For example, among department stores and other large stores—often referred to as "big box" stores—corporate merger activity typically results in the closure of duplicate or geographically overlapping store locations. Further sustained adverse pressure on the results of WPG's department stores and major tenants may have a similarly sustained adverse impact upon WPG's own results. Certain department stores and other national retailers have experienced, and may continue to experience for the foreseeable future, given current macroeconomic uncertainty and less-than-desirable levels of consumer confidence, considerable decreases in customer traffic in their retail stores, increased competition from alternative retail options such as those accessible via the Internet and other forms of pressure on their business models. As pressure on these department stores and national retailers increases, their ability to maintain their stores, meet their obligations both to WPG and to their external lenders and suppliers, withstand takeover attempts by investors or rivals or avoid bankruptcy and/or liquidation may be impaired and result in closures of their stores. Other tenants may be entitled to modify the economic or other terms of their existing leases in the event of such closures. The modification could be unfavorable to WPG as the lessor, and could decrease rents or expense recovery charges.

        Additionally, department store or major tenant closures may result in decreased customer traffic, which could lead to decreased sales at WPG's properties. If the sales of stores operating in WPG's properties were to decline significantly due to the closing of anchor stores or other national retailers, adverse economic conditions, or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of any default by a tenant, whether a department store, national retailer or otherwise, WPG may not be able to fully recover, and/or may experience delays and costs in enforcing WPG's rights as landlord to recover, amounts due to WPG under the terms of WPG's agreements with such parties.

WPG faces risks associated with the acquisition, development, re-development and expansion of properties, including risks of higher than projected costs, inability to obtain financing, inability to obtain required consents or approvals and inability to attract tenants at anticipated rates.

        WPG may seek to acquire and develop new properties and expand and redevelop existing properties, and these activities are subject to various risks. WPG may not be successful in pursuing acquisition, development or re-development/expansion opportunities. In addition, newly acquired, developed or re-developed/expanded properties may not perform as well as expected. Other risks WPG faces include, without limitation, the following:

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  construction costs of a project may be higher than projected, potentially making the project unfeasible or unprofitable;

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  WPG may not be able to obtain financing or to refinance loans on favorable terms, if at all;

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  WPG may be unable to obtain zoning, occupancy or other governmental approvals;

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  occupancy rates and rents may not meet WPG's projections and the project may not be profitable; and

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  WPG may need the consent of third parties, such as anchor tenants, mortgage lenders, ground lessors, and joint venture partners, and those consents may be withheld.

        If a development or re-development/expansion project is unsuccessful, either because it is not meeting WPG's expectations when operational or was not completed according to the project planning, WPG could lose WPG's investment in the project. Furthermore, if WPG guarantees the property's financing, WPG's loss could exceed WPG's investment in the project.

Real estate investments are relatively illiquid.

        WPG's properties represent a substantial portion of WPG's total consolidated assets, and these investments are relatively illiquid. As a result, WPG's ability to sell one or more of WPG's properties or investments in real estate in response to any changes in economic or other conditions may be limited. If WPG wants to sell a property, WPG cannot assure you that it will be able to dispose of it in the desired time period or that the sale price of a property will exceed the cost of WPG's investment in that property.

WPG faces a wide range of competition that could affect WPG's ability to operate profitably.

        WPG's properties compete with other retail properties and other forms of retailing, such as catalogs and e-commerce websites. Competition may also come from strip centers, outlet centers, lifestyle centers, and malls, and both existing and future development projects. The presence of competitive alternatives affects WPG's ability to lease space and the level of rents WPG can obtain. New construction, renovations and expansions at competing sites could also negatively affect WPG's properties. WPG also competes with other retail property developers to acquire prime development sites. In addition, WPG competes with other retail property companies for tenants and qualified management. If WPG is unable to successfully compete, WPG's business, results of operations and financial condition could be materially adversely affected.

        The increase in digital and mobile technology usage has increased the speed of the transition from shopping at physical locations to web-based purchases. WPG may not be able to properly adapt to changing consumer spending habits and if WPG is unsuccessful in adapting its business, results of operations and financial condition could be materially adversely affected.

WPG has limited control with respect to some properties that are partially owned or managed by third parties, which may adversely affect WPG's ability to sell or refinance them or otherwise take actions concerning these properties that would be in the best interests of WPG's shareholders.

        WPG may continue to co-invest with third parties through partnerships, joint ventures, or other entities, acquiring controlling or non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. WPG does not have sole decision-making authority regarding the 11 properties that WPG currently holds through joint ventures with other parties.

        Additionally, WPG may not be in a position to exercise sole decision-making authority regarding any future properties that WPG may hold in a partnership or joint venture. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks that would not be present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, suffer a deterioration in their financial condition, or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with WPG's own business interests or goals, and may be in a position to take actions contrary to WPG's policies or objectives.

        Such investments may also have the potential risk of creating impasses on decisions, such as a sale or financing, because neither WPG nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between WPG and partners or co-venturers may result in litigation or arbitration that may increase WPG's expenses and prevent WPG's officers and/or directors from focusing their time and efforts on WPG's business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, WPG may, in certain circumstances, be liable for the actions of WPG's third-party partners or co-venturers.

WPG's revenues are dependent on the level of revenues realized by WPG's tenants, and a decline in their revenues could materially adversely affect WPG's business, results of operations and financial condition.

        WPG is subject to various risks that affect the retail environment generally, including levels of consumer spending, seasonality, changes in economic conditions, unemployment rates, an increase in the use of the Internet by retailers and consumers, and natural disasters. In addition, levels of consumer spending may be adversely affected by, for example, increases in consumer savings rates, increases in tax rates, reduced levels of income growth and other declines in consumer net worth and a strengthening of the U.S. dollar as compared to non-U.S. currencies.

        WPG's tenants may be unable to pay their existing minimum rents or expense recovery charges due to these and other economic and market-based factors. Because substantially all of WPG's income is derived from rentals of real property, WPG's income and cash flow would be adversely affected if a significant number of tenants are unable to meet their obligations or their revenues decline. In addition, a decrease in retail demand could make it difficult for WPG to renew or re-lease its properties at lease rates equal to or above historical rates.

        Store closures and/or bankruptcy filings by tenants may occur during the course of WPG's operations. WPG continually seeks to re-lease vacant spaces resulting from tenant terminations. Large scale store closings or the bankruptcy of a tenant, particularly an anchor tenant, may make it more difficult to lease the remainder of a particular property or properties. Future tenant bankruptcies could adversely affect WPG's properties or impact WPG's ability to successfully execute WPG's re-leasing strategy.

Economic and market conditions could negatively impact WPG's business, results of operations and financial condition.

        The market in which WPG operates is affected by a number of factors that are largely beyond WPG's control but may nevertheless have a significant negative impact on us. These factors include, but are not limited to:

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  interest rates and credit spreads;

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  the availability of credit, including the price, terms and conditions under which it can be obtained;

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  a decrease in consumer spending or sentiment, including as a result of increases in savings rates and tax increases, and any effect that this may have on retail activity;

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  the actual and perceived state of the real estate market, market for dividend-paying stocks and public capital markets in general; and

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  unemployment rates, both nationwide and within the primary markets in which WPG operates.

        In addition, increased inflation may have a pronounced negative impact on the interest expense WPG pays in connection with WPG's outstanding indebtedness and WPG's general and administrative expenses, as these costs could increase at a rate higher than WPG's rents. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending which could impact WPG's tenants' sales and, in turn, WPG's own results of operations.

        Deflation may result in a decline in general price levels, often caused by a decrease in the supply of money or credit. The predominant effects of deflation are high unemployment, credit contraction and weakened consumer demand. Restricted lending practices may impact WPG's ability to obtain financing for WPG's properties and may also negatively impact WPG's tenants' ability to obtain credit. Decreases in consumer demand can have a direct impact on WPG's tenants and the rents WPG receives.

        A slow growing economy hinders consumer spending, which may lead to less discretionary income available for shopping at WPG's properties. Weak income growth could weigh down consumer spending, which could be further affected if the overall economy suffers a setback during the current recovery.

An increase in market interest rates could increase WPG's interest costs on existing and future debt and could adversely affect WPG's share price.

        An environment of rising interest rates could lead holders of WPG shares to seek higher yields through other investments, which could adversely affect the market price of WPG shares. One of the factors that may influence the price of WPG shares in public markets is the annual distribution rate WPG pays as compared with the yields on alternative investments. In addition, increases in market interest rates could result in increased borrowing costs for us, which may adversely affect WPG's cash flow and the amounts available for distributions to WPG's shareholders.

Covenants in WPG's debt agreements may limit WPG's operational flexibility, and a covenant breach or default could materially adversely affect WPG's business, financial position, or results of operations.

        In connection with WPG's spin-off from Simon in May 2014, WPG entered into certain unsecured credit facilities; WPG will also have secured property-level debt. WPG may also incur substantial additional indebtedness in the future. WPG's indebtedness may impose various restrictions and covenants on it that could have material adverse consequences. Failure to comply with the restrictions and covenants in any of WPG's indebtedness would result in a default under the applicable agreements governing such indebtedness and, absent a waiver or an amendment from WPG's lenders, would permit the acceleration thereof. No assurance can be given that WPG will be successful in obtaining such waiver or amendment. Furthermore, any such default could result in the cross-default of WPG's other indebtedness.

If WPG cannot obtain additional capital, WPG's growth may be limited.

        In order to qualify and maintain WPG's qualification as a REIT each year, WPG is required to distribute at least 90% of WPG's REIT taxable income, excluding net capital gains, to WPG's shareholders. As a result, WPG's retained earnings available to fund acquisitions, development, or other capital expenditures are nominal, and WPG relies upon the availability of additional debt or equity capital to fund these activities. WPG's long-term ability to grow through acquisitions or development, which is an important component of WPG's strategy, will be limited if WPG cannot obtain additional debt financing or equity capital. Market conditions may make it difficult to obtain debt financing or raise equity capital, and WPG cannot assure you that WPG will be able to obtain additional debt or equity financing or that WPG will be able to obtain such capital on favorable terms.

Adverse changes in any credit rating WPG may subsequently obtain may affect WPG's borrowing capacity and borrowing terms.

        WPG's outstanding debt is periodically rated by nationally recognized credit rating agencies. The credit ratings are based upon WPG's operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to both WPG's industry and the economic outlook. WPG's credit rating may affect the amount of capital WPG can access, as well as the terms of any financing WPG obtains. Since WPG depends primarily on debt financing to fund WPG's growth, adverse changes in any credit rating WPG may subsequently obtain may have a negative effect on WPG's future growth.

WPG may enter into hedging interest rate protection arrangements that may not effectively limit WPG's interest rate risk.

        WPG may seek to selectively manage any exposure that WPG may have to interest rate risk through interest rate protection agreements geared toward effectively fixing or capping a portion of WPG's variable-rate debt. In addition, WPG may refinance fixed-rate debt at times when WPG believes rates and terms are appropriate. Any such efforts to manage these exposures may not be successful.

        WPG's potential use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose WPG to additional risks, including the risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate WPG from risks associated with interest rate fluctuations. There can be no assurance that hedging activities will have the desired beneficial impact on WPG's results of operations or financial condition. Termination of these hedging agreements typically involves costs, such as transaction fees or breakage costs.

WPG is subject to various regulatory requirements, and any changes in such requirements could have a material adverse effect on WPG's business, results of operations and financial condition.

        The laws, regulations and policies governing WPG's business, or the regulatory or enforcement environment at the national level or in any of the states in which WPG operates, may change at any time and may have a material adverse effect on WPG's business. For example, the Patient Protection and Affordable Care Act of 2010, as it is phased-in over time, may significantly impact WPG's cost of providing employees with health care insurance. WPG is unable to predict how this, or any other future legislative or regulatory proposals or programs, will be administered or implemented, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. In addition, changes in tax laws may have a significant impact on WPG's operating results. For more information regarding this, please refer to "—WPG may incur adverse tax consequences if Glimcher or WPG has failed or fails to qualify as a REIT for U.S. federal income tax purposes."

        WPG's inability to remain in compliance with regulatory requirements could have a material adverse effect on WPG's operations and on WPG's reputation generally. WPG is unable to give any assurances that applicable laws or regulations will not be amended or construed differently, or that new laws and regulations will not be adopted, either of which may have a material adverse effect on WPG's business, financial condition or results of operations.

WPG's efforts to identify environmental liabilities may not be successful.

        WPG believes that its portfolio is in substantial compliance with federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances, but this belief is based on limited testing. Nearly all of WPG's properties have been subjected to Phase I or similar environmental audits. These environmental audits have not revealed, nor is WPG aware of, any environmental liability that WPG believes will have a material adverse effect on WPG's results of operations or financial condition. However, WPG cannot assure you that:

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  existing environmental studies with respect to the portfolio reveal all potential environmental liabilities;

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  any previous owner, occupant, or tenant of a property did not create any material environmental condition not known to it at this or any previous point in time;

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  the current environmental condition of the portfolio will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or

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  future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

WPG could incur significant costs related to government regulation and litigation over environmental matters, and changes in various other federal, state and local laws, regulations and policies could have a material adverse effect on WPG's business, results of operations and financial condition.

        Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to third parties for bodily injury or property damage incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or otherwise caused, the release of the hazardous or toxic substances. The presence of contamination at any of WPG's properties, or the failure to remediate contamination discovered at such properties, could result in significant costs to WPG and may materially adversely affect WPG's ability to sell or lease such properties or to borrow using such properties as collateral.

        For example, federal, state and local laws require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain re-developments. These regulations also govern emissions of, and exposure to, asbestos fibers in the air, which may necessitate implementation of site-specific maintenance practices. Certain laws also impose liability for the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury or property damage associated with asbestos-containing materials. Asbestos-containing building materials are present at some of WPG's properties and may be present at others. To minimize the risk of on-site asbestos being improperly disturbed, WPG has developed and implemented asbestos operations and maintenance programs to manage asbestos-containing materials and suspected asbestos-containing materials in accordance with applicable legal requirements.

WPG's due diligence review of acquisition opportunities or other transactions may not identify all pertinent risks, which could materially affect WPG's business, financial condition, liquidity and results of operations.

        Although WPG intends to conduct due diligence with respect to each acquisition opportunity or other transaction that WPG pursues, it is possible that WPG's due diligence processes will not uncover all relevant facts, particularly with respect to any assets WPG acquires from third parties. In some cases, WPG may be given limited access to information about the investment and will rely on information provided by the target of the investment. In addition, if opportunities are scarce, the process for selecting bidders is competitive, or the time frame in which WPG is required to complete diligence is short, WPG's ability to conduct a due diligence investigation may be limited, and WPG would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, investments and other transactions that initially appear to be viable may prove to not be so over time, due to the limitations of the due diligence process or other factors.

If WPG's spin-off from Simon in May 2014, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, WPG could be subject to significant tax liabilities or be required to indemnify Simon for material taxes and related amounts pursuant to indemnification obligations under a tax matters agreement entered into by WPG and Simon in connection with the spin-off.

        In connection with WPG's spin-off from Simon in May 2014, Simon received an opinion of counsel to the effect that the spin-off, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel was based and relied on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Simon and WPG, including those relating to the past and future conduct of Simon and WPG. If any of those representations, statements or undertakings are or become, inaccurate or incomplete, or if Simon or WPG breach any of their respective covenants in the spin-off documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. In addition, the opinion of counsel is not binding on the Internal Revenue Service, which we refer to as the IRS, and there can be no assurance that the IRS will not assert that the spin-off, together with certain related transactions, should be treated as a taxable transaction or that such position would not be sustained.

        If the spin-off, together with certain related transactions, fails to qualify for tax-free treatment, in general, Simon would recognize taxable gain as if it had sold its WPG common shares in a taxable sale for fair market value on the date of the spin-off (unless Simon and WPG jointly make an election under Section 336(e) of the Code with respect to the spin-off, in which case, in general, WPG would (i) recognize taxable gain as if it had sold all of its assets in a taxable sale on the date of the spin-off in exchange for an amount equal to the fair market value of the WPG common shares and the assumption of all WPG's liabilities and (ii) obtain a related step up in the basis of its assets). Under the tax matters agreement that WPG entered into with Simon in connection with the spin-off, under certain circumstances, WPG may be required to indemnify Simon against any additional taxes and related amounts resulting from the spin-off failing to qualify for tax-free treatment, including, for example, if such failure is attributable to (i) an acquisition of all or a portion of the equity securities or assets of WPG, whether by merger or otherwise, (ii) other actions or failures to act by WPG or (iii) any of WPG's representations or undertakings being incorrect or violated.

If WPG fails to remain qualified as a REIT, WPG will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to its shareholders.

        WPG was spun-off from Simon on May 28, 2014 and intends to elect to be taxed as a REIT under Sections 856 through 859 of the Code, from and after the taxable year that included the spin-off. In connection with the spin-off, WPG received an opinion of counsel to the effect that WPG was organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its proposed method of operation would enable it to meet the requirements for qualification and taxation as a REIT commencing with its taxable year that includes the spin-off. In addition, it is a condition to the obligation of Glimcher to complete the merger that WPG receive an opinion from counsel to the effect that, since the spin-off, WPG's actual organization and method of operation has enabled WPG to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT. This opinion will be subject to customary qualifications and be based on customary representations made by WPG, and if any such representations are or become inaccurate or incomplete, such opinion may be invalid and the conclusions reached therein could be jeopardized. These opinions of counsel will not be binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such position would not be sustained. These opinions of counsel represent only the view of such counsel based on its review and analysis of then-existing law and on certain representations as to factual matters and covenants made by WPG.

        Furthermore, both the continued validity of either opinion of counsel and WPG's qualification as a REIT will depend on WPG's satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. WPG's ability to satisfy the asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which WPG will not obtain independent appraisals. WPG's compliance with the REIT income and quarterly asset requirements also depends upon its ability to successfully manage the composition of its income and assets on an ongoing basis. Moreover, the proper classification of one or more of WPG's investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that WPG does not satisfy the requirements for qualification and taxation as a REIT.

        If WPG were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to its shareholders would not be deductible by WPG in computing its taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to WPG's shareholders, which in turn could have an adverse effect on the value of, and trading prices for, WPG's common shares. In addition, unless WPG is entitled to relief under certain provisions of the Code, it would also be disqualified from taxation as a REIT for the four taxable years following the year during which it initially ceased to qualify as a REIT.

WPG may incur adverse tax consequences if Glimcher has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

        It is a condition to the obligation of WPG to complete the merger that Glimcher receive an opinion of counsel to the effect that, commencing with Glimcher's initial taxable year ended December 31, 1994 through Glimcher's taxable year ended December 31, 2013, Glimcher has been organized and operated in conformity with the requirements for qualification and taxation as a REIT and that, since January 1, 2014, its actual organization and method of operation has enabled Glimcher to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT. The opinion will be subject to customary qualifications and be based on customary representations made by Glimcher, and if any such representations are or become inaccurate or incomplete, such opinion may be invalid and the conclusions reached therein could be jeopardized. In addition, the opinion will not be binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such position would not be sustained. If Glimcher has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, WPG may inherit or incur significant tax liabilities (including with respect to any gain realized by Glimcher as a result of the merger) and could lose its own REIT status should facts or activities as a result of which Glimcher failed to qualify as a REIT continue after the merger.